SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland

(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                       Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___                    No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 16, 2004
IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Executive Officer

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Announces 16% Orthobiologics Sales Growth And Provides Further 04 & 05 Guidance

3

IsoTis Announces 16% H1 Orthobiologics Sales Growth,
And Provides Further 04 & 05 Guidance

LAUSANNE, Switzerland, IRVINE, CA, USA - August 11, 2004 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported a 16% increase in orthobiologics sales of $12.9 million for the first six months of fiscal 2004, compared to pro-forma orthobiologics sales of $11.1 million for the first six months of 2003. Sales for the second quarter 2004 were $6.4 million, representing a 10% increase over pro-forma sales from the same period last year.

Orthobiologics Sales Analysis

Sales increases have been primarily driven by the Company’s Accell® technology. The two product lines using this technology, Accell® DBM100 and Accell Connexus™, now account for approximately 40% of sales.

North American orthobiologic sales increased 10% to $10.7 million for the first six months of 2004, compared to proforma sales of $9.7 million for 2003. Second quarter sales increased 4% to $5.3 million, compared to pro-forma second quarter 2003 sales of $5.1 million. The Company recorded significant gains in international sales, which grew by 52% to $2.2 million for the six month period as compared to $1.4 million for the six month period in 2003. International sales for the quarter increased 47% to $1.1 million from pro-forma second quarter 2003 sales of $0.8 million, as IsoTis continues to develop and strengthen its international distribution channels.

Results Comparison

EBITDA loss for the first six months of 2004 was $11.4 million, which reflects the merged operations of IsoTis/Modex and GenSci. This compares to an EBITDA loss of $10.1 million in the same period of 2003, which reflects only the operations of IsoTis and Modex. The Company has incurred losses in 2004 as it has aggressively re-invested over 40% of its revenue in research and development. In addition, the Company has doubled its US field sales and training team in the second quarter to further support its independent distributors.

The net loss for the first six months was $12.2 million, or $0.17 per share, compared to a net loss of $10.7 million, or $0.26 per share, for the same period of 2003. The company reported a net loss for the quarter of $9 million, or $0.13 per share compared with a loss of $4.5 million, or $0.11 per share in the same period last year.

The balance sheet remains strong, with a cash plus restricted cash position at June 30 exceeding $44 million.

Second Quarter Significant Events

•	OsSatura TCP™ (Tricalcium Phosphate) launched with 510(k) clearance and CE mark, expanding synthetic bone graft substitute portfolio;
•	Jean-Pierre Boucher, former President Stryker Europe, appointed to Board of Directors;
•	Announced transfer production and product development to Irvine (California) per end of 2004;
•	Strengthened research effort through increased resources for IsoTis/Twente Research Institute;
•	Relocated Swiss corporate offices to more economic space in Lausanne;
•	Announced positive results Phase II Allox™ trial (part of EpiSource, IsoTis’ wound management subsidiary, and under a licensing agreement with DFB/HealthPoint, one of the leading US wound management companies);

4

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “We are extremely pleased that while we have been integrating the operations of our newly formed company we have been able to show growth in a very competitive market place. We anticipate that the upcoming launch of our third product using the Accell technology will further build our competitive position as we continue to focus on opportunities in the rapidly growing orthopedics sector and the continuing shift towards biologically-based surgical solutions for musculoskeletal repair.”

Outlook 2004 & 2005

During the remainder of 2004 through 2005, the Company expects to launch several new products for the orthobiologics market. Also during this time frame, the Company expects to obtain regulatory approval for certain products to add to its existing regulatory approved synthetic products and medical accessories.

Based on internal growth the Company expects revenue from orthobiologic products to be in the $25-$28 million range for 2004. This compares to proforma orthobiologic product sales of approximately $23 million for 2003.

The company expects to continue investment in marketing, sales and training as well as in research and development of current products for 2004 and 2005 to drive the growth of the Company. Therefore, the Company expects to continue to incur losses at a similar rate through 2004. The operating loss for 2004 is expected to be between $25-29 million as compared to a proforma operating loss of $32 million in 2003. The operating loss range will result in an EBITDA range of $18-23 million. Cash and restricted cash balances are expected to be in the $25-$30 million range at the end of 2004.

The previously announced closure of the Netherlands facility will result in reorganization charges, to be taken primarily in the fourth quarter of 2004, that are included in the guidance above. The facility is operating through November to meet Company objectives. Reorganization charges in the current quarter of $1.8 million relate to a reserve against prior receipts of grant income in The Netherlands. Closure costs are estimated to total $3-5 million dollars and will result in significant annual cost savings going forward. Additional reductions in future spending will result from the completion of the successful Phase II trial for Allox and relocation of the Company’s Swiss corporate offices to smaller premises.

For the full year 2005, IsoTis expects to close in on break-even in the course of the year, building on the organization and products put in place in 2004. With a more centralized operation and new products to offer, IsoTis is expressly focusing on and investing in products and technologies that will allow us to be on the cutting edge of the orthobiologics field well beyond 2005.”

Conference Call

The Company will conduct a conference call for financial analysts at 4 p.m. CET (10 a.m. EDT; 7 a.m. PDT), today. Access to a simulcast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91 610 5600 (Europe); +44 20 7107 0611 (UK); +1 866 291 4166 (toll free dial in US/Canada). Digital playback is available for 24 hours after the conference starting at 6 p.m. until 12 August 6 p.m., dial: +41 91 612 4330 (Europe); +44 20 7866 4300 (UK); +1 412 317 0088 (US/Canada); Conference ID: 794# . An audio stream of the conference call will also be available on IsoTis’ website from August 12 through September 30, 2004.

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has a product portfolio with several natural and synthetic bone graft substitutes on the market and several others in development, sales of US$ 24 million in 2003, an established North

5

American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. IsoTis OrthoBiologics expects to have approximately 140 employees by the end of 2004,

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For information contact
Hans Herklots Tel: +41(0)21 620 6011 Fax: +41 (0)21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

6

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Operations	Three Months Ended 30-Jun-04	Three Months Ended 30-Jun-03	Six Months Ended 30-Jun-04	Six Months Ended 30-Jun-03

Revenues
Product sales	6,414,237	454,413	13,004,852	1,073,803
Government grants	12,045	98,683	37,141	224,033
Research and development contracts	0	0	0	19,271

Total revenues	6,426,282	553,096	13,041,993	1,317,107

Costs and expenses
Costs of sales	2,942,624	294,788	5,759,165	516,309
Research and development	2,629,798	2,610,585	5,462,040	6,885,321
Marketing and selling	3,179,278	1,221,855	6,014,479	2,204,445
General and administrative	4,850,293	1,334,550	8,217,831	2,879,925
Reorganization costs	1,793,733	0	1,793,733	0

Total operating expenses	15,395,726	5,461,778	27,247,248	12,486,000

Loss from operations	(8,969,444)	(4,908,682)	(14,205,255)	(11,168,893)

Interest income	85,756	246,772	229,829	691,100
FX gain on foreign exchange	949,474	0	1,916,516	0
FX gain/(loss) on intercompany account	(989,179)	0	17,748	0
Interest expense and other	(62,750)	(78,300)	(142,146)	(100,923)

Net loss before taxes, minority interest and extraordinary item	(8,986,143)	(4,740,210)	(12,183,308)	(10,578,716)
Minority interest	0	63,154	0	138,996

Net loss from continuing operations	(8,986,143)	(4,677,056)	(12,183,308)	(10,439,719)
Net gain/(loss) from discontinued operations	0	151,718	0	(273,312)

Net loss	(8,986,143)	(4,525,338)	(12,183,308)	(10,713,032)

Basic and diluted net loss per share
Continuing operations	($ 0.13)	($ 0.11)	($ 0.17)	($ 0.25)
Discontinued operations	$ 0.00	$ 0.00	$ 0.00	($ 0.01)

Net loss per share	($ 0.13)	($ 0.11)	($ 0.17)	($ 0.26)

Weighted average ordinary shares outstanding	69,804,834	41,433,629	69,691,793	41,327,695

7

IsoTis S.A. US Dollars - Unaudited Consolidated Balance Sheets	30-Jun-04	31-Dec-03

Assets
Current assets:
Cash and cash equivalents	37,262,325	50,104,682
Restricted Cash	2,218,071	1,629,802
Trade receivables, net	4,617,164	3,588,780
Inventories	8,544,839	6,366,588
Unbilled receivables	401,301	1,732,402
Value added tax receivable	207,193	476,651
Prepaid expenses and other current assets	851,299	1,073,284

Total current assets	54,102,192	64,972,189

Non-current assets:
Restricted Cash	5,330,951	6,519,385
Property, plant and equipment, net	4,084,172	5,113,851
Goodwill	16,383,069	16,383,069
Intangible assets, net	21,895,031	23,134,485

Total non-current assets	47,693,223	51,150,790

Total assets	101,795,415	116,122,979

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	3,655,770	4,007,873
Accrued liabilities	8,474,235	7,292,133
Deferred revenue	0	98,893
Current portion of capital lease obligations	0	631,783
Current portion of interest-bearing loans	6,291,723	6,213,502

Total current liabilities	18,421,728	18,244,184

Non-current liabilities:
Capital lease obligations	0	36,140
Interest-bearing loans and borrowings	3,499,998	4,079,341

Total non-current liabilities	3,499,998	4,115,481

Total shareholders’ equity	79,873,689	93,763,314

Total liabilities and shareholders’ equity	101,795,415	116,122,979

8

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Cash Flow	Six Months Ended 30-Jun-04	Six Months Ended 30-Jun-03

Cash flows from operating activities
Net loss	(12,183,308)	(10,713,032)
Adjustments to reconcile net loss to net cash used in
operating activities (net of effect of business combination):
Depreciation and amortization	2,777,780	1,094,279
Stock based compensation expense	160,650	1,589,351
Minority interest	0	(138,996)
Change in operating assets and liabilities:
Inventories	(2,207,049)	(149,601)
Trade receivables	(1,074,952)	(637,710)
Other current assets	1,751,208	1,117,652
Deferred revenue	(100,900)	(83,122)
Trade and other payables	875,186	(3,264,561)

Net cash flows used in operating activities	(10,001,385)	(11,185,740)

Cash flows from investing activities
Purchase of intangible assets	(367,753)	(385,868)
Purchase of property, plant and equipment	(286,999)	0
Proceeds from sale of property, plant and equipment	0	148,946
Change in restricted cash	496,331	0
Payment of business combination transaction costs	0	(788,462)

Net cash flows provided by (used in) investing activities	(158,421)	(1,025,384)

Cash flow from financing activities
Proceeds from issuance of ordinary shares	461,166	0
Proceeds from interest-bearing loans and borrowings	0	1,549,223
Repayments of interest-bearing loans and borrowings	(981,063)	(283,028)

Net cash provided by (used in) financing activities	(519,897)	1,266,195

Gain (loss) on cash held in foreign currency	(2,162,654)	1,515,628
Net increase (decrease) in cash and cash equivalents
Continuing operations	(12,842,357)	(9,429,301)
Discontinued operations	0	(1,790,408)

Net increase (decrease) in cash and cash equivalents	(12,842,357)	(11,219,709)
Cash and cash equivalents at the beginning of the year	50,104,682	85,306,817

Cash and cash equivalents at the end of the year	37,262,325	74,087,108

9

Proforma Sales Analysis for the Combined Companies:
IsoTis S.A.
US Dollars - Unaudited

	Three Months Ended	Three Months Ended	Q2 2004 vs. Q2 2003 Variance Analysis
	30-Jun-04	30-Jun-03	$	%
Revenues
Product sales - OrthoBiologic	6,386,973	5,823,301	563,672	10%
Product sales - Other	27,264	300,387	(273,123)	-91%
Government grants	12,045	104,379	(92,334)	-88%

Total revenues	6,426,282	6,228,067	198,215	3%

	Six Months Ended	Six Months Ended	H1 2004 vs. H1 2003 Variance Analysis
	30-Jun-04	30-Jun-03	$	%
Revenues
Product sales - OrthoBiologic	12,858,408	11,128,921	1,729,487	16%
Product sales - Other	146,445	639,635	(493,190)	-77%
Government grants	37,140	229,734	(192,594)	-84%
Research and development contracts	0	19,272	(19,272)	-100%

Total revenues	13,041,993	12,017,562	1,024,431	9%

	Three Months Ended	Three Months Ended	Q2 2004 vs. Q2 2003 Variance Analysis
	30-Jun-04	30-Jun-03	$	%
Product sales - OrthoBiologic
North America	5,265,697	5,062,135	203,562	4%
Europe and other International	1,121,276	761,166	360,110	47%

Total OrthoBiologic revenues	6,386,973	5,823,301	563,672	10%

	Six Months Ended	Six Months Ended	H1 2004 vs. H1 2003 Variance Analysis
	30-Jun-04	30-Jun-03	$	%
Product sales - OrthoBiologic
North America	10,657,630	9,681,217	976,413	10%
Europe and other International	2,200,778	1,447,704	753,074	52%

Total OrthoBiologic revenues	12,858,408	11,128,921	1,729,487	16%

10

IsoTis S.A. US Dollars - Unaudited Consolidated Balance Sheet	30-Jun-04	31-Dec-03
Cash and cash equivalents	37,262,325	50,104,682
Restricted Cash - Current	2,218,071	1,629,802
Restricted Cash - Long Term	5,330,951	6,519,385

Total non-current assets	44,811,347	58,253,869

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Operation	Six Months Ended 30-Jun-04	Six Months Ended 30-Jun-03
Loss from operations	(14,205,255)	(11,168,893)

Depreciation and amortization	2,777,780	1,094,279

EBITDA	(11,427,475)	(10,074,614)

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Operations	Three Months Ended 30-Jun-04	Six Months Ended 30-Jun-04

Total revenues	6,426,282	13,041,993

Research and development	2,629,798	5,462,040

Research and development - Reinvestment %	41%	42%

11